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Sonny Kohli

Physician; Co-founder of Cloud DX Faculty, SingularityU
Canada Qualcomm Tricorder XPRIZE recipient for Bold,
Epic, Innovation

Canada

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 **SingularityU Canada**

 **McMaster University**

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 500+ connections

Together, with innovative thinking and new age exponential tools, we can address healthcare's greatest
challenges. AI, blockchain, wearables and the IoT are poised to profoundly change how we deliver, and
even how we define healthcare. But It will take the entire community of stakeholders from patients to...



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Experience



Faculty
SingularityU Canada
May 2018 – Present · 9 mos
Toronto, Ontario, Canada

Privileged to represent SingularityU Canada, where I advise and facilitate discussion on how we
can tackle global grand challenges in Healthcare with both exponential technology and
exponential collaboration.



Co-Founder & Chief Medical Officer
Cloud DX
Aug 2014 – Present · 4 yrs 6 mos

Team lead for Cloud DX's entry in the Qualcomm Tricorder XPRIZE competition, where our
Vitaliti system was bestowed with the first ever "Bold, Epic Innovator award" and first ever
Canadian award winners of an XPRIZE award.

Chief Editor, Critical Care Medicine, Medscape Consult
Medscape
Feb 2016 – Present · 3 yrs
Greater New York City Area

Medscape Consult is a new platform by Web MD for Physicians to share and get informal
consultation on challenging cases, and to exchange important learning points.

Attending Physician, Critical Care/Internal Medicine
Halton Healthcare
Jul 2005 – Present · 13 yrs 7 mos

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our 3 district hospitals.

Site PI for the IOSWEAN study. A multi-center prospective clinical trial on ventilator... See more

Assistant Clinical Professor (Adjunct) of Medicine
McMaster University
Dec 2010 – Present · 8 yrs 2 mos

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Education

McMaster University
Fellowship, Critical Care Medicine
2007 – 2009

Completed a 2 year fellowship with global leaders in the field of Critical Care Medicine.

International Space University
SSP '08, Space Studies Program, Space studies
2008 – 2008

Royal Military College of Canada/Collège militaire royal du Canada
Flight Surgery certification, Aerospace Physiology and Medicine
2008 – 2008

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Skills & Endorsements

Medicine · 87

Endorsed by **Daniel Sapir** and 6 others who are highly skilled at this

Endorsed by **2 of Sonny's colleagues** at Cloud DX

Healthcare · 81

Endorsed by **Ogan Gurel MD** and 9 others who are highly skilled at this

Endorsed by **2 of Sonny's colleagues** at Cloud DX

Clinical Research · 58

Endorsed by **Noel Gibney**, who is highly skilled at this

Endorsed by **2 of Sonny's colleagues** at Cloud DX

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Recommendations

Received (1)   Given (1)

Robert Kaul
Founder, President & CEO at Cloud DX, Inc.
October 14, 2015, Robert managed Sonny directly

Sonny Kohli is a Cloud DX co-founder, board member, medical director and leader of Team Cloud DX in the Qualcomm Tricorder XPRIZE. Those titles are impressive but they don't convey the true roles and value that Sonny has brought to our organization. Sonny has literally been the lynchpin that has bound ... **See more**

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